Contact

www.linkedin.com/in/rodkim
(LinkedIn)

Top Skills

Medicine
Surgery
Clinical Research

Roderick Kim DDS, MD, MBA, FACS

Co-Fellowship Director, Director of Research, Vice Division Director at JPS Maxillofacial Oncology and Reconstructive Surgery
Fort Worth, Texas, United States

Experience

JPS Maxillofacial Oncology and Reconstructive Surgery
6 years 3 months

Co-Fellowship Director, Director of Research, Vice Division Director
June 2019 - Present (4 years 4 months)

Assistant Fellowship Director, Director of Research
January 2019 - Present (4 years 9 months)
Dallas/Fort Worth Area

Fellow
July 2017 - January 2019 (1 year 7 months)
Dallas/Fort Worth Area

University of Michigan Department of Surgery
House Officer
June 2011 - June 2017 (6 years 1 month)

Education

Naveen Jindal School of Management, UT Dallas
Master of Business Administration - MBA, Business Administration and Management, General · (2020 - 2022)

University of Michigan Medical School
Doctor of Medicine (MD), Medicine · (2011 - 2015)

University of Washington School of Dentistry
Doctor of Dental Surgery (DDS), Dentistry · (2007 - 2011)

University of Washington
Bachelor of Science - BS, Biology, General · (2004 - 2007)